DIAMANT ART CORPORATION
(Formerly A.R.T. International Inc.)

Consolidated Financial Statements
(Canadian Dollars)

November 30, 2004

DIAMANT ART CORPORATION
(Formerly A.R.T. International Inc.)

INDEX

November 30, 2004

PAGE

AUDITORS' REPORT - NOVEMBER 30, 2004	1

AUDITORS' REPORT - NOVEMBER 30, 2003 AND 2002	2

FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	3

Consolidated Statements of Loss - Statement II	4

Consolidated Statements of Shareholders' Deficiency - Statement III	5

Consolidated Statements of Cash Flows - Statement IV	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	7 - 15

AUDITORS' REPORT

To the Directors of
DIAMANT ART CORPORATION
(Formerly known as A.R.T. International Corporation)

We have audited the consolidated balance sheetof DIAMANT ART CORPORATION as at November 30, 2004 and the consolidated statements of loss, shareholders' deficiency and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at November 30, 2004, and the results of its operations and cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

/s/ Danziger & Hochman
Chartered Accountants

Toronto, Ontario
May 11, 2005

Comments by Auditors for U.S. Readers on Canada - United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated May 11, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Danziger & Hochman
Chartered Accountants

Toronto, Ontario
May 11, 2005

AUDITORS' REPORT

To the Shareholders of
ART International Corporation
(Formerly A.R.T. International Inc.)

We have audited the consolidated balance sheet of ART International Corporation (formerly A.R.T. International Inc.) as at November 30, 2003 and 2002 and the statements of loss, shareholders' deficiency and cash flows for each of the years in the three-year period ended November 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events, such as the going concern uncertainty described in Note 3 to the financial statements. Our report to the shareholders dated February 20, 2004 is expressed in accordance with Canadian and United States reporting standards. Canadian reporting standards do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

/ s / Armstrong, Szewczyk & Tobias
CHARTERED ACCOUNTANTS

Toronto, Ontario
February 20, 2004

DIAMANT ART CORPORATION		Statement I
(Formerly known as Art International Corporation)
Consolidated Balance Sheets
As at November 30, 2004
(Canadian Dollars)

	2004	2003

ASSETS
CURRENT
Cash	$ -	$ 9,102
Accounts receivable	8,555	8,657
Inventories (note 3)	34,974	48,446
Prepaid expenses and deposits	10,375	10,375
	53,904	76,580
PROPERTY AND EQUIPMENT (note 4)	17,971	22,464
OTHER
Patents	3,931,051	3,931,051
Art reproduction rights	441,875	441,875
	4 372,926	4,372,926
Less: Accumulated amortization (note 2)	4,372,925	4,372,925
	1	1
	$ 71,876	$ 99,045

LIABILITIES
CURRENT
Bank indebtedness	$ 102	$ -
Accounts payable and accrued liabilities	637,878	754,069
Loans payable (note 5)	1,118,650	675,700
Notes payable (note 6)	692,870	718,023
	2,449,500	2,147,792

SHAREHOLDERS' DEFICIENCY
SHARE CAPITAL (note 7)
COMMON SHARES 80,510,914 (2003 - 3,035,457)	10,595,219	10,502,167
CLASS "C" COMMON SHARES Nil
(2003 - 372,200)	-	93,051
	10,595,219	10,595,218
CONTRIBUTED SURPLUS	11,775,000	11,775,000
DEFICIT - Statement II	(24,747,843)	(24,418,965)
	(2,377,624)	(2,048,747
	$ 71,876	$ 99,045
APPROVED ON BEHALF OF THE BOARD

/s/ Michel Van Hereweghe, Director

/s/ Simon Meredith, Director

{See accompanying notes.}	Page 3

DIAMANT ART CORPORATION			Statement II
(Formerly A.R.T. International Corporation)
Consolidated Statements of Loss
For the Year Ended November 30, 2004
(Canadian Dollars)

	2004	2003	2002
		(Restated)
		(Note 9)

REVENUE	$ 62,066	$ 83,450	$ 191,820

COSTS OF GOODS SOLD	209,353	218,956	327,566

GROSS (LOSS)	(147,287)	(135,506)	(135,746)

Selling, general and administrative	118,648	274,829	312,734

Foreign exchange loss (gain)	(75,761)	(165,546)	(9,380)
Diamant Film expenses	93,165	-	-
Loan interest	41,045	40,921	49,455
Amortization	4,493	5,616	10,724

	181,590	155,820	363,533

NET LOSS FOR THE YEAR	($328,877)	($291,326)	($499,279)

NET LOSS PER COMMON SHARE	($0.02)	($0.34)	($1.96)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES	16,623,078	860,389	255,168

{See accompanying notes.}	Page 4

DIAMANT ART CORPORATION					Statement III
(Formerly A.R.T. International Corporation)
Consolidated Statement Shareholders' Deficiency
For the Year Ended November 30, 2004
(Canadian Dollars)

		Class C
	Common	Common	Contributed	Accumulated	Total Equity
	Shares	Shares	Surplus	Deficit	(Deficiency)

Balance, November 30, 2001	$ 10,495,217	$ 100,001	$ 11,775,000	($23,628,360)	($1,258,142)

Net loss	-	-	-	(499,279)	(499,279)

Balance, November 30, 2002	10,495,217	100,001	11,775,000	(24,127,639)	(1,757,421)

Conversion of Class C shares to common shares	6,950	(6,950)	-	-	-
Net loss	-	-	-	(291,326)	(291,326)

Balance, November 30, 2003	10,502,167	93,051	11,775,000	(24,418,965)	(2,048,747)

Conversion of Class C shares to common shares	93,051	(93,051)	-	-	-
Net loss	-	-	-	(328,877)	(328,877)
Stock dividend	1	-	-	(1)	-

Balance, November 30, 2004	$10,592,219	$ -	$11,775,000	(24,747,843)	($2,377,624)

{See accompanying notes.}	Page 5

DIAMANT ART CORPORATION			Statement IV
(Formerly A.R.T. International Corporation)
Consolidated Statements of Cash Flows
For the Year Ended November 30, 2004
(Canadian Dollars)

	2004	2003	2002
		(Restated)
		(Note 9)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the year	($328,877)	($291,326)	($499,279)
Adjustments for items not affecting cash
Amortization of capital assets	4,493	5,616	10,724

	(324,384)	(285,710)	(488,555)
Changes in non-cash working capital components
Accounts receivable	102	9,165	35,098
Inventories	13,472	19,957	41,859
Prepaid expenses and deposits	-	(2,470)	-
Accounts payable and accrued liabilities	(116,191)	9,144	32,873

	(427,001)	(249,914)	(378,725)

FINANCING ACTIVITIES
Loans payable	442,950	321,524	182,809
Notes payable	(25,153)	(97,668)	45,479

	417,797	223,856	228,288

INVESTING ACTIVITIES
Investment in affiliated company	-	-	170,000

NET INCREASE (DECREASE) IN CASH	(9,204)	(26,058)	19,563

CASH, BEGINNING OF YEAR	9,102	35,160	15,597

CASH, END OF YEAR	($102)	$ 9,102	$ 35,160

{See accompanying notes.}	Page 6

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

1.          DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

The Company was incorporated in Canada on June 24, 1986 through the Ontario Business Corporations Act. The Company's primary business is the production, distribution and marketing of replications of oil paintings.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and reflect the accounts of the Company and its' wholly-owned subsidiary Diamant Film Inc., which was incorporated in March 2004. All intercompany transactions and balances have been eliminated on consolidation.

During the year, the Company changed its' name from A.R.T. International Corporation.

The Company has secured a 5 year agreement for Canada, Bahamas, Mexico and the United States of America for the exclusive marketing and distribution rights to Diamant Film, a non-pvc food stretch film.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2004, utilized $324,384 of cash in operations. At November 30, 2004, the Company reported a deficit of $24,747,843 and continues to expend cash amounts that significantly exceed revenues. These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)          Inventories

Inventories are valued at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

b)          Property and Equipment

Property and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the useful lives of these assets calculated as follows:

Equipment, furniture and fixtures                 20% declining basis

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)          Other Assets

Patents are recorded at cost and fully amortized.

In the past, at each balance sheet date, the Company reviewed the remaining benefit associated with the Artagraph patents to ensure that the Company will generate sufficient undiscounted cash flows to recover their carrying costs. In accordance with this policy, all patents at November 30, 1998 were written down to $1.

Art reproduction rights are recorded at cost and are fully amortized.

d)          Foreign Currency Translation

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense of the transaction is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars using the exchange rate then in effect.

e)          Taxes Payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company's assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

f)          Revenue Recognition

Revenues and cost of sales are recognized as title to products and material passes to the customer. Title passes when the product is shipped to the customer and all sales invoices stipulate the terms and conditions, i.e. "free on board" and "at the Company's premises".

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)          Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

h)          Loss Per Share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.

3.          INVENTORIES

Inventories consist of the following:

	2004	2003

Finished goods	$26,374	$37,447
Raw materials	8,600	10,999

	$34,974	$48,446

4.          PROPERTY AND EQUIPMENT

		2004		2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Equipment, furniture and fixtures	$358,821	$340,850	$ 17,971	$ 22,464

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

5.          LOANS PAYABLE

The loans payable are unsecured, due on demand, non-interest bearing and convertible into common shares of the Company at the market price per share on the date of conversion.

6.          NOTES PAYABLE

The notes payable bear interest at 10% and are secured by a general security agreement over all the assets of the Company.

As the Company has not made timely principal or interest payments, the notes are considered to be in default. Under the terms of the original security agreement, the notes payable shall, at the option of the lenders, become immediately due and payable without notice or demand.

	2004	2003

Principal	$373,590	$409,217
Accrued interest	319,280	308,806

	$692,870	$718,023

7.          SHARE CAPITAL

a)          Authorized

The Company is authorized by its Articles of Incorporation to issue an unlimited number, except where noted, of the following classes of shares:

(i) Non-voting, redeemable, class "A" preference shares, series 1 and series 2; convertible into common shares and have the right to cumulative dividends as and if declared in the amount of U.S. $0.60 per share per annum, payable quarterly in the first year of issuance and annually thereafter, as and when declared, subject to the provisions of The Ontario Business Corporations Act. The future dividend payments are payable in cash or common shares at the discretion of the directors.

The directors have authorized 875,000 class "A" preference shares, series 1, each of which is convertible into 0.048 common shares.

The directors have authorized an unlimited number of class "A" preference shares, series 2, each of which is convertible into 0.24 common shares.

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

7.          SHARE CAPITAL (continued)

(ii) The shareholders authorized an unlimited number of class "B" preference shares. These shares are non-voting, retractable at the option of the Company at the amount paid up thereon and have a non-cumulative preferential dividend of $0.10 per share in priority to all other shares of the Company. In the event of dissolution, these shares are entitled to receive the greater of $1.00 per share or the amount paid up thereon in priority to all other shares of the Company. No class "B" shares have been issued;

(iii) The shareholders authorized an unlimited number of class "C" common shares. Each class "C" common share has 100 votes and a non-cumulative dividend right of $0.01 which is payable only in the event that the annual dividends required in respect of the senior shares of the Company, including class "A" preference shares, class "B" preference shares and common shares, have been paid. In the event of dissolution, these shares are entitled to receive the greater of $0.01 per share or the amount paid up thereon in priority to the common shares and no share of any further distribution; and

(iv) The shareholders authorized an unlimited number of common shares with no par value.

b)          Issued Common shares

Outstanding shares at December 1, 2002	255,168
Net effect of share rounding	289
Share converted from Class "C" common shares	2,780,000

Outstanding shares at November 30, 2003	3,035,457
Share converted from Class "C" common shares	37,220,000
Stock dividend	40,255,457

Outstanding shares at November 30, 2004	80,510,914

Class "C" common shares

Outstanding shares at December 1, 2002	400,000
Shares converted into common shares	27,800

Outstanding shares at November 30, 2003	372,200
Shares converted into common shares	372,200

Outstanding shares at November 30, 2004	-

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

7.          SHARE CAPITAL (continued)

On October 19, 2004, the Company declared a stock dividend for each common share held on October 29, 2004. A stock dividend of one common share for each common share held. At October 29, 2004, there were 40,255,457 shares outstanding and an additional 40,255,457 were issued as a stock dividend.

8.          INCOME TAXES

The Company has tax non-capital loss carryforwards of approximately $2,730,140. If unused, the tax losses will expire as follows:

2005	$395,462
2006	88,687
2007	531,742
2008	481,938
2009	488,555
2010	414,879
2011	328,877

$2,730,140

The Company's computation of income tax recovery is as follows:

	2004	2003	2002

Loss before income taxes	($328,877)	($291,326)	($499,279)
Statutory income tax rate	36.12%	35.12%	33.62%
Income tax recovery at statutory rate	(118,790)	(102,313)	(167,857)
Valuation allowance	118,790	102,313	167,857

Income tax expense	$ -	$ -	$ -

Components of the Company's net future income tax assets are:

Non capital losses ($2,730,140 X 0.3612)	$ 986,126	$1,167,843	$1,051,241
Valuation allowance	(986,126)	(1,167,843)	(1,051,241)

Net future income tax asset	$ -	$ -	$ -

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

9.          RESTATEMENT OF PRIOR PERIOD

Certain comparative amounts for 2003 have been restated to reflect the correction of errors identified as follows:

The Company understated its' foreign exchange gain in the amount of $129,168 and overstated the cumulative translation account in shareholder deficit by $129,168. . As a result of this restatement, net loss was decreased by $129,168 and the cumulative translation account was decreased by $129,168 with no overall change to the shareholder deficit.

10.        LEASE COMMITMENT

Under a long-term lease expiring January 31, 2006, the Company is obligated for minimum future lease payments, net of occupancy costs, for office, showroom and factory premises as follows:

Fiscal Year Ending	Amount

2005	$71,953
2006	$75,356

11.        COMPARATIVE FIGURES

Prior year figures have been reclassified to conform to current financial statement presentation. Prior year financial statements were prepared by another firm of Chartered Accountants.

12.        DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended November 30, 2004, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("U.S. GAAP") differ from those applied in Canada.

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

12.        DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

The significant adjustments which are described below would be required in a consolidated financial statement to comply with U.S. GAAP.

a) In prior years, issue costs of the shares following Canadian GAAP were treated as a reduction of capital. These principles differ from U.S. GAAP following SFAS7, which states that the share issue costs can be treated as an expense in the period.

b) For the last three years, there have been foreign exchange gains which following Canadian GAAP is treated as an expense in the period it is incurred. Following U.S. GAAP, the foreign exchange gain (loss) would be recorded through comprehensive income in the equity section.

The effect of such differences on the Company's balance sheet and statement of loss would be as follows:

		2004	2003	2002

a)	Capital stock - Canadian GAAP	$10,595,218	$10,595,218	$10,595,218
	Share issue cost	2,041,543	2,041,543	2,041,543

	Capital stock - U.S. GAAP	$12,636,761	$12,636,761	$12,636,761

b)	Accumulated deficit - Canadian GAAP	$24,747,842	$24,418,965	$24,127,639
	Share issue cost	2,041,543	2,041,543	2,041,543

	Accumulated deficit - U.S. GAAP	$26,789,385	$26,460,508	$26,169,182

c)	Comprehensive income - Canadian GAAP	$ -	$ -	$ -
	Foreign exchange gain	69,584	165,546	9,380

	Comprehensive income - U.S. GAAP	$ 244,510	$ 174,926	$ 9,380

DIAMANT ART CORPORATION
(Formerly A.R.T. International Corporation)
Notes to the Consolidated Financial Statements
November 30, 2004
(Canadian Dollars)

12.         DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Statement of Loss	2004	2003	2002

Net loss - Canadian GAAP	$328,877	$291,326	$499,279
Foreign exchange gain	69,584	165,546	9,380

Net loss - U.S. GAAP	$398,461	$456,872	$508,659

Net loss per share - U.S. GAAP	($0.02)	($ 0.53)	($1.99)

Contributed Surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called "additional paid in capital".

Accounting For Future (Deferred) Income Taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at November 30, 2004, 2003 and 2002, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.